FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

Page
Signature	3
Exhibit Index	4

Exhibit 99.1 – Press Released dated November 3, 2009 regarding acquired parcels of land

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/S/ TOM GURNEE
Name:	Tom Gurnee
Title:	Chief Financial Officer

Date: November 3, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 3, 2009 regarding acquired parcels of land

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ACQUIRES PARCELS OF LAND IN

XUZHOU AND JINAN

BEIJING, China, November 3rd, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that it has acquired two parcels of land in the cities of Xuzhou and Jinan, respectively.

Xinyuan paid a total of RMB212 million (approximately US$31 million) for the unencumbered land use rights for the Xuzhou parcel, which offers a total site area of approximately 46,777 square meters. Based on pre-planning of the proposed development projects, consisting of sub-high rise and multi-layer residential apartments of 70-140 square meters, the parcel of land located near the Quanshan district of Xuzhou is expected to generate an estimated gross floor area of approximately 93,600 square meters. The Company expects to begin construction on this parcel in April 2010 with pre-sales starting in July 2010.

Xinyuan paid a total of RMB1.1 billion (approximately US$167 million) for the unencumbered land use rights for the Jinan parcel, which offers a total site area of approximately 200,180 square meters. Based on pre-planning of the proposed development projects, consisting of high rise and multi-layer residential apartments of 80-150 square meters, the parcel of land located in the Tianqiao district of Jinan is expected to generate an estimated gross floor area of approximately 536,000 square meters. The Company expects to begin construction on this parcel in April 2010 with pre-sales starting in July 2010.

“With these land acquisitions in Xuzhou and Jinan, we have now added four promising projects to our growth pipeline since September,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer. “The Xuzhou parcel adds to our existing presence in the Jiangsu province, where we currently have developments in Kunshan and Suzhou. Xuzhou is a strategically important city for the Jiangsu province as it is situated in the connection belt of the eastern coastal, middle, and west development areas. The acquired parcel is located near the Quanshan district, which had the highest GDP growth of any area in Xuzhou during 2008.”

Mr. Zhang continued, “The Jinan parcel is the largest land acquisition we have completed this year. This mid-level development is located in the district of Tianqiao, where economic development has increased 12.8% in the first half of 2009 compared to 10.5% for Jinan overall. While the Jinan parcel will not contribute to our revenue until 2010, the local government is developing a green belt around the area during this time, which should benefit future sales in this project. We are pleased with our success thus far as we continue to seek attractive locations in high-growth markets to position our Company for profitable growth in 2010 and beyond.”

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About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to complete our property developments on time or at all; any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation; the recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs; we may forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts; we may fail to obtain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of November 3rd, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

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